FURY GOLD MINES LIMITED
(the "**Company**")

Extract of Minutes

AMENDMENT TO ARTICLES OF THE COMPANY

Pursuant to section 42(2)(a)(iv) of the *Business Corporations Act* (British Columbia), the following is an extract of the Annual and Special Meeting Minutes of the Company dated June 24, 2021, which extract is attached to the new Articles as made effective on June 24, 2021.

"Alteration of the Articles

Upon motion duly made, the following special resolution was passed by a majority of more than two-thirds of the votes submitted on the resolution:

BE IT RESOLVED AS A SPECIAL RESOLUTION that Article 23.1 of the articles is amended by (a) replacing the period at the end of paragraph (e) of Article 23.1 – *Method of Giving Notice* and replacing it with "; and" and (b) adding a new paragraph (f) as set out below.

(f) as otherwise permitted by any securities legislation (together with all regulations and rules made and promulgated thereunder and all administrative policy statements, blanket orders, and rulings, notices, and other administrative directions issued by securities commissions or similar authorities appointed thereunder) in any province or territory of Canada or in the federal jurisdiction of the United States or in any state of the United States that is applicable to the Company."

Number: BC0827202

BUSINESS CORPORATIONS ACT

ARTICLES

of

FURY GOLD MINES LIMITED

TABLE OF CONTENTS

Articles adopted by Special Resolution of the Shareholders dated October 5, 2020 and received for deposit at the Company's Registered and Records office on October 8, 2020 and filed with the BC Corporate Registry to be effective October 9, 2020.

Number: BC0827202

BUSINESS CORPORATIONS ACT

ARTICLES

of

FURY GOLD MINES LIMITED
(the "**Company**")

Part 1

INTERPRETATION

Definitions

1.1 In these Articles, unless the context otherwise requires:

(a) "**Act**" means the *Business Corporations Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(b) "**board of directors**", "**directors**" and "**board**" mean the directors or sole director of the Company for the time being;

(c) "**Interpretation Act**" means the *Interpretation Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(d) "**legal personal representative**" means the personal or other legal representative of the shareholder;

(e) "**registered address**" of a shareholder means the shareholder's address as recorded in the central securities register;

(f) "**seal**" means the seal of the Company, if any;

(g) "**share**" means a share in the share structure of the Company; and

(h) "**special majority**" means the majority of votes described in §11.2 which is required to pass a special resolution.

Act and Interpretation Act Definitions Applicable

1.2 The definitions in the Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and except as the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Act will prevail. If there is a conflict or inconsistency between these Articles and the Act, the Act will prevail.

Part 2

SHARES AND SHARE CERTIFICATES

Authorized Share Structure

2.1 The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

Form of Share Certificate

2.2 Each share certificate issued by the Company must comply with, and be signed as required by, the Act.

Shareholder Entitled to Certificate, Acknowledgment or Written Notice

2.3 Unless the shares of which the shareholder is the registered owner are uncertificated shares, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all. If a shareholder is the registered owner of uncertificated shares, the Company must send to a holder of an uncertificated share a written notice containing the information required by the Act within a reasonable time after the issue or transfer of such share.

Delivery by Mail

2.4 Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate, or written notice of the issue or transfer of an uncertificated share may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate, acknowledgement or written notice is lost in the mail or stolen.

Replacement of Worn Out or Defaced Certificate or Acknowledgement

2.5 If a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, the Company must, on production of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as are deemed fit:

(a) cancel the share certificate or acknowledgment; and

(b) issue a replacement share certificate or acknowledgment.

Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

2.6 If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, if the requirements of the Act are satisfied, as the case may be, if the directors receive:

(a) proof satisfactory to it of the loss, theft or destruction; and

(b) any indemnity the directors consider adequate.

Splitting Share Certificates

2.7 If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

Certificate Fee

2.8 There must be paid to the Company, in relation to the issue of any share certificate under §2.5, §2.6 or §2.7, the amount, if any, not exceeding the amount prescribed under the Act, determined by the directors.

Recognition of Trusts

2.9 Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

Part 3

ISSUE OF SHARES

Directors Authorized

3.1 Subject to the Act and the rights, if any, of the holders of issued shares of the Company, the Company may allot, issue, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the consideration (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

Commissions and Discounts

3.2 The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person's purchase or agreement to purchase shares of the Company from the Company or any other person's procurement or agreement to procure purchasers for shares of the Company.

Brokerage

3.3 The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

Conditions of Issue

3.4 Except as provided for by the Act, no share may be issued until it is fully paid. A share is fully paid when:

(a) consideration is provided to the Company for the issue of the share by one or more of the following:

(i) past services performed for the Company;

(ii) property;

(iii) money; and

(b) the value of the consideration received by the Company equals or exceeds the issue price set for the share under §3.1.

Share Purchase Warrants and Rights

3.5 Subject to the Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

Part 4

SHARE REGISTERS

Central Securities Register

4.1 As required by and subject to the Act, the Company must maintain in British Columbia a central securities register and may appoint an agent to maintain such register. The directors may appoint one or more agents, including the agent appointed to keep the central securities register, as transfer agent for shares or any class or series of shares and the same or another agent as registrar for shares or such class or series of shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

Part 5

SHARE TRANSFERS

Registering Transfers

5.1 A transfer of a share must not be registered unless the Company or the transfer agent or registrar for the class or series of shares to be transferred has received:

(a) except as exempted by the Act, a written instrument of transfer in respect of the share has been received by the Company (which may be a separate document or endorsed on the share certificate for the shares transferred) made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;

(b) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate;

(c) if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment; and

(d) such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor's right to transfer the share, that the written instrument of transfer and the right of the transferee to have the transfer registered.

Form of Instrument of Transfer

5.2 The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates of that class or series or in some other form that may be approved by the directors from time to time or by the transfer agent or registrar for those shares.

Transferor Remains Shareholder

5.3 Except to the extent that the Act otherwise provides, the transferor of a share is deemed to remain the holder of it until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

Signing of Instrument of Transfer

5.4 If a shareholder, or the shareholder's duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer, or if the shares are uncertificated shares, then all of the shares registered in the name of the shareholder on the central securities register:

(a) in the name of the person named as transferee in that instrument of transfer; or

(b) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

Enquiry as to Title Not Required

5.5 Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares transferred, of any interest in such shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

Transfer Fee

5.6 There must be paid to the Company, in relation to the registration of a transfer, the amount, if any, determined by the directors.

Part 6

TRANSMISSION OF SHARES

Legal Personal Representative Recognized on Death

6.1 In case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder's name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person

as a legal personal representative of a shareholder, the Company shall receive the documentation required by the Act.

Rights of Legal Personal Representative

6.2 The legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Act and the directors have been deposited with the Company. This §6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the name of the shareholder and the name of another person in joint tenancy.

Part 7

PURCHASE, REDEEM OR OTHERWISE ACQUIRE SHARES

Company Authorized to Purchase, Redeem or Otherwise Acquire Shares

7.1 Subject to §7.2, the special rights or restrictions attached to the shares of any class or series and the Act, the Company may, if authorized by the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

Purchase When Insolvent

7.2 The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a) the Company is insolvent; or

(b) making the payment or providing the consideration would render the Company insolvent.

Sale and Voting of Purchased, Redeemed or Otherwise Acquired Shares

7.3 If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a) is not entitled to vote the share at a meeting of its shareholders;

(b) must not pay a dividend in respect of the share; and

(c) must not make any other distribution in respect of the share.

Company Entitled to Purchase, Redeem or Otherwise Acquire Share Fractions

7.4 The Company may, without prior notice to the holders, purchase, redeem or otherwise acquire for fair value any and all outstanding share fractions of any class or kind of shares in its authorized share structure as may exist at any time and from time to time. Upon the Company delivering the purchase funds and confirmation of purchase or redemption of the share fractions to the holders' registered or last known address, or if the Company has a transfer agent then to such agent for the benefit of and forwarding to such holders, the Company shall thereupon amend its central securities register to reflect the purchase or redemption of such share fractions and if the Company has a transfer agent, shall direct the transfer agent to amend the central securities register accordingly. Any holder of a share fraction, who upon receipt of the funds and confirmation of purchase or redemption of same, disputes the fair value paid for the fraction, shall have the right to apply to the court to request that it set the price and terms of payment and make consequential orders and give directions the court considers appropriate, as if the Company were the "acquiring person" as contemplated by Division 6, Compulsory Acquisitions, under the Act and the holder were an "offeree" subject to the provisions contained in such Division, *mutatis mutandis*.

Part 8

BORROWING POWERS

8.1 The Company, if authorized by the directors, may:

(a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

(c) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

8.2 The powers conferred under this Part 8 shall be deemed to include the powers conferred on a company by Division VII of the *Special Corporations Powers Act* being chapter P-16 of the Revised Statutes of Quebec, 1988, and every statutory provision that may be substituted therefor or for any provision therein.

Part 9

ALTERATIONS

Alteration of Authorized Share Structure

9.1 Subject to §9.2 and the Act, the Company may by special resolution:

(a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d) if the Company is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f) alter the identifying name of any of its shares; or

(g) otherwise alter its shares or authorized share structure when required or permitted to do so by the Act where it does not specify by a special resolution;

and, if applicable, alter its Notice of Articles and Articles accordingly.

Special Rights or Restrictions

9.2 Subject to the Act and in particular those provisions of the Act relating to the rights of holders of outstanding shares to vote if their rights are prejudiced or interfered with, the Company may by special resolution:

(a) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued,

and alter its Notice of Articles and Articles accordingly.

Change of Name

9.3 The Company may by resolution of the directors authorize an alteration to its Notice of Articles in order to change its name or adopt or change any translation of that name.

Other Alterations

9.4 If the Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

Part 10

MEETINGS OF SHAREHOLDERS

Annual General Meetings

10.1 Unless an annual general meeting is deferred or waived in accordance with the Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

Resolution Instead of Annual General Meeting

10.2 If all the shareholders who are entitled to vote at an annual general meeting consent in writing by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this §10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

Calling of Meetings of Shareholders

10.3 The directors may, at any time, call a meeting of shareholders.

Notice for Meetings of Shareholders

10.4 The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution, and any notice to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the

Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a) if the Company is a public company, 21 days;

(b) otherwise, 10 days.

Record Date for Notice

10.5 The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a) if the Company is a public company, 21 days;

(b) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Record Date for Voting

10.6 The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Failure to Give Notice and Waiver of Notice

10.7 The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or may agree to reduce the period of that notice. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Notice of Special Business at Meetings of Shareholders

10.8 If a meeting of shareholders is to consider special business within the meaning of §11.1, the notice of meeting must:

(a) state the general nature of the special business; and

(b) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

Place of Meetings

10.9 In addition to any location in British Columbia, any general meeting may be held in any location outside British Columbia approved by a resolution of the directors.

Part 11

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

Special Business

11.1 At a meeting of shareholders, the following business is special business:

(a) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b) at an annual general meeting, all business is special business except for the following:

(i) business relating to the conduct of or voting at the meeting;

(ii) consideration of any financial statements of the Company presented to the meeting;

(iii) consideration of any reports of the directors or auditor;

(iv) the setting or changing of the number of directors;

(v) the election or appointment of directors;

(vi) the appointment of an auditor;

(vii) the setting of the remuneration of an auditor;

(viii) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(ix) any other business which, under these Articles or the Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

Special Majority

11.2 The majority of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.

Quorum

11.3 Subject to the special rights or restrictions attached to the shares of any class or series of shares, and to §11.4, the quorum for the transaction of business at a meeting of shareholders is at least two persons who are, or who represents by proxy, two or more shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the meeting.

One Shareholder May Constitute Quorum

11.4 If there is only one shareholder entitled to vote at a meeting of shareholders:

(a) the quorum is one person who is, or who represents by proxy, that shareholder, and

(b) that shareholder, present in person or by proxy, may constitute the meeting.

Persons Entitled to Attend Meeting

11.5 In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the Act or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Requirement of Quorum

11.6 No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

Lack of Quorum

11.7 If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

Lack of Quorum at Succeeding Meeting

11.8 If, at the meeting to which the meeting referred to in §11.7(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, two or more shareholders entitled to attend and vote at the meeting shall be deemed to constitute a quorum.

Chair

11.9 The following individual is entitled to preside as chair at a meeting of shareholders:

(a) the chair of the board, if any; or

(b) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

Selection of Alternate Chair

11.10 If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present may choose either one of their number or the solicitor of the Company to be chair of the meeting. If all of the directors present decline to take the chair or fail to so choose or if no director is present or the solicitor of the Company declines to take the chair, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

Adjournments

11.11 The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Notice of Adjourned Meeting

11.12 It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

Decisions by Show of Hands or Poll

11.13 Subject to the Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy.

Declaration of Result

11.14 The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under §11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Motion Need Not be Seconded

11.15 No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

Casting Vote

11.16 In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

Manner of Taking Poll

11.17 Subject to §11.18, if a poll is duly demanded at a meeting of shareholders:

(a) the poll must be taken:

(i) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii) in the manner, at the time and at the place that the chair of the meeting directs;

(b) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c) the demand for the poll may be withdrawn by the person who demanded it.

Demand for Poll on Adjournment

11.18 A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

Chair Must Resolve Dispute

11.19 In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and the determination of the chair made in good faith is final and conclusive.

Casting of Votes

11.20 On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

No Demand for Poll on Election of Chair

11.21 No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

Demand for Poll Not to Prevent Continuance of Meeting

11.22 The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

Retention of Ballots and Proxies

11.23 The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

Part 12

VOTES OF SHAREHOLDERS

Number of Votes by Shareholder or by Shares

12.1 Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under §12.3:

(a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Votes of Persons in Representative Capacity

12.2 A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

Votes by Joint Holders

12.3 If there are joint shareholders registered in respect of any share:

(a) any one of the joint shareholders may vote at any meeting of shareholders, personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b) if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

Legal Personal Representatives as Joint Shareholders

12.4 Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of §12.3, deemed to be joint shareholders registered in respect of that share.

Representative of a Corporate Shareholder

12.5 If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a) for that purpose, the instrument appointing a representative must be received:

(i) at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(ii) at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting;

(b) if a representative is appointed under this §12.5:

(i) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

Proxy Provisions Do Not Apply to All Companies

12.6 If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, then §12.7 to §12.15 are not mandatory, however the directors of the Company are authorized to apply all or part of such sections or to adopt alternative procedures for proxy form, deposit and revocation procedures to the extent that the directors deem necessary in order to comply with securities laws applicable to the Company.

Appointment of Proxy Holders

12.7 Every shareholder of the Company entitled to vote at a meeting of shareholders may, by proxy, appoint one or more (but not more than two) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

Alternate Proxy Holders

12.8 A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

Proxy Holder Need Not Be Shareholder

12.9 A proxy holder need not be a shareholder of the Company.

Deposit of Proxy

12.10 A proxy for a meeting of shareholders must:

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(b) unless the notice provides otherwise, be received, at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages, including through Internet or telephone voting or by email, if permitted by the notice calling the meeting or the information circular for the meeting.

Validity of Proxy Vote

12.11 A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(b) at the meeting or any adjourned meeting by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

Form of Proxy

12.12 A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[Name of Company]
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned): ______________________

Signed [month, day, year]

____
[Signature of shareholder]

____
[Name of shareholder—printed]

Revocation of Proxy

12.13 Subject to §12.14, every proxy may be revoked by an instrument in writing that is received:

(a) at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(b) at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

Revocation of Proxy Must Be Signed

12.14 An instrument referred to in §12.13 must be signed as follows:

(a) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or the shareholder's legal personal representative or trustee in bankruptcy;

(b) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under §12.5.

Production of Evidence of Authority to Vote

12.15 The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

Part 13

DIRECTORS

First Directors; Number of Directors

13.1 The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Act. The number of directors, excluding additional directors appointed under §14.8, is set at:

(a) subject to §(b) and §(c), the number of directors that is equal to the number of the Company's first directors;

(b) if the Company is a public company, the greater of three and the most recently set of:

(i) the number of directors set by a resolution of the directors (whether or not previous notice of the resolution was given); and

(ii) the number of directors in office pursuant to §14.4;

(c) if the Company is not a public company, the most recently set of:

(i) the number of directors set by a resolution of the directors (whether or not previous notice of the resolution was given); and

(ii) the number of directors in office pursuant to §14.4.

Change in Number of Directors

13.2 If the number of directors is set under §13.1(b)(i) or §13.1(c)(i):

(a) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number; or

(b) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number then the directors, subject to §14.8, may appoint directors to fill those vacancies.

Directors' Acts Valid Despite Vacancy

13.3 An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

Qualifications of Directors

13.4 A director is not required to hold a share as qualification for his or her office but must be qualified as required by the Act to become, act or continue to act as a director.

Remuneration of Directors

13.5 The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders.

Reimbursement of Expenses of Directors

13.6 The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

Special Remuneration for Directors

13.7 If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, he or she may be paid remuneration fixed by the directors, or at the option of the directors, fixed by ordinary resolution, and such remuneration will be in addition to any other remuneration that he or she may be entitled to receive.

Gratuity, Pension or Allowance on Retirement of Director

13.8 Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held

any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Part 14

ELECTION AND REMOVAL OF DIRECTORS

Election at Annual General Meeting

14.1 At every annual general meeting and in every unanimous resolution contemplated by §10.2:

(a) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b) all the directors cease to hold office immediately before the election or appointment of directors under §(a), but are eligible for re-election or re-appointment.

Consent to be a Director

14.2 No election, appointment or designation of an individual as a director is valid unless:

(a) that individual consents to be a director in the manner provided for in the Act;

(b) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c) with respect to first directors, the designation is otherwise valid under the Act.

Failure to Elect or Appoint Directors

14.3 If:

(a) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by §10.2, on or before the date by which the annual general meeting is required to be held under the Act; or

(b) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by §10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c) when his or her successor is elected or appointed; and

(d) when he or she otherwise ceases to hold office under the Act or these Articles.

Places of Retiring Directors Not Filled

14.4 If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles but their term of office shall expire when new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

Directors May Fill Casual Vacancies

14.5 Any casual vacancy occurring in the board of directors may be filled by the directors.

Remaining Directors Power to Act

14.6 The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Act, for any other purpose.

Shareholders May Fill Vacancies

14.7 If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

Additional Directors

14.8 Notwithstanding §13.1 and §13.2, between annual general meetings or by unanimous resolutions contemplated by §10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this §14.8 must not at any time exceed:

(a) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this §14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under §14.1(a), but is eligible for re-election or re-appointment.

Ceasing to be a Director

14.9 A director ceases to be a director when:

(a) the term of office of the director expires;

(b) the director dies;

(c) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d) the director is removed from office pursuant to §14.10 or §14.11.

Removal of Director by Shareholders

14.10 The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

Removal of Director by Directors

14.11 The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

Nomination of Directors

14.12 Subject only to the Act and to any waiver of the requirements of this section §14.12 approved by the Directors, which waivers shall be in the Directors' sole discretion,

(a) only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting):

(i) by or at the direction of the board or an authorized officer of the Company, including pursuant to a notice of meeting;

(ii) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or

(iii) by any person (a "**Nominating Shareholder**") (A) who, at the close of business on the date of the giving of the notice provided for below in this §14.12 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and (B) who complies with the notice procedures set forth below in this §14.12.

(b) In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must have given:

(i) timely notice thereof in proper written form to the Corporate Secretary of the Company at the principal executive offices of the Company in accordance with this §14.12; and

(ii) the representation and agreement with respect to each candidate for nomination as required by, and within the time period specified in §14.12(e).

(c) To be timely under §14.12(b)(i), a Nominating Shareholder's notice to the Corporate Secretary of the Company must be made:

(i) in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 40 days after the date (the "**Notice Date**") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the tenth (10th) day following the Notice Date; and

(ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

(d) To be in proper written form, a Nominating Shareholder's notice to the Corporate Secretary of the Company, under §14.12(b)(i) must set forth:

(i) as to each person whom the Nominating Shareholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (D) a statement as to whether such person would be "independent" of the Company (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110 – *Audit Committees* of the Canadian Securities Administrators, as such provisions may be amended from time to time) if elected as a director at such meeting and the reasons and basis for such determination and (E) any other information relating to the

person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(ii) as to the Nominating Shareholder giving the notice, (A) any information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws, and (B) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice.

(e) (e) To be eligible to be a candidate for election as a director of the Company and to be duly nominated, a candidate must be nominated in the manner prescribed in this §14.12 and the candidate for nomination, whether nominated by the board or otherwise, must have previously delivered to the Corporate Secretary of the Company at the principal executive offices of the Company, not less than 5 days prior to the date of the Meeting of Shareholders, a written confirmation of consenting to stand for election. No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this §14.12; provided, however, that nothing in this §14.12 shall be deemed to preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(f) For purposes of this §14.12:

(i) "**Affiliate**", when used to indicate a relationship with a person, shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person;

(ii) "**Applicable Securities Laws**" means the *Securities Act* (British Columbia) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each of the applicable provinces and territories of Canada;

(iii) "**Associate**", when used to indicate a relationship with a specified person, shall mean (A) any corporation or trust of which such person owns beneficially, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation or trust for the time being

outstanding, (B) any partner of that person, (C) any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity, (D) a spouse of such specified person, (E) any person of either sex with whom such specified person is living in conjugal relationship outside marriage or (F) any relative of such specified person or of a person mentioned in clauses (D) or (E) of this definition if that relative has the same residence as the specified person;

(iv) "**Derivatives Contract**" shall mean a contract between two parties (the "Receiving Party" and the "Counterparty") that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Company or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the "Notional Securities"), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Company or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts;

(v) "**Meeting of Shareholders**" shall mean such annual shareholders meeting or special shareholders meeting, whether general or not, at which one or more persons are nominated for election to the board by a Nominating Shareholder;

(vi) "**owned beneficially**" or "**owns beneficially**" means, in connection with the ownership of shares in the capital of the Company by a person, (A) any such shares as to which such person or any of such person's Affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (B) any such shares as to which such person or any of such person's Affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (C) any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty's Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person's Affiliates or Associates is a Receiving Party; provided, however that the number of shares that a person owns beneficially pursuant to this clause (C) in connection with

a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty's Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty's Affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate; and (D) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities; and

(vii) "**public announcement**" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company or its agents under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(g) Notwithstanding any other provision to this §14.12, notice or any delivery given to the Corporate Secretary of the Company pursuant to this §14.12 may only be given by personal delivery, facsimile transmission or by email (provided that the Corporate Secretary of the Company has stipulated an email address for purposes of this notice, at such email address as stipulated from time to time), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(i) Any adjournment or postponement of a Meeting of Shareholders or the announcement thereof shall commence a new time period for the giving of a Nominating Shareholder's notice as described in §14.12(c) or the delivery of a representation and agreement as described in §14.12(e).

Part 15

POWERS AND DUTIES OF DIRECTORS

Powers of Management

15.1 The directors must, subject to the Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Act or by these Articles, required to be exercised by the

shareholders of the Company. Notwithstanding the generality of the foregoing, the directors may set the remuneration of the auditor of the Company.

Appointment of Attorney of Company

15.2 The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

Part 16

INTERESTS OF DIRECTORS AND OFFICERS

Obligation to Account for Profits

16.1 A director or senior officer who holds a disclosable interest (as that term is used in the Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act.

Restrictions on Voting by Reason of Interest

16.2 A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Interested Director Counted in Quorum

16.3 A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

Disclosure of Conflict of Interest or Property

16.4 A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially

conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Act.

Director Holding Other Office in the Company

16.5 A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

No Disqualification

16.6 No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

Professional Services by Director or Officer

16.7 Subject to the Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

Director or Officer in Other Corporations

16.8 A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

Part 17

PROCEEDINGS OF DIRECTORS

Meetings of Directors

17.1 The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

Voting at Meetings

17.2 Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

Chair of Meetings

17.3 The following individual is entitled to preside as chair at a meeting of directors:

(a) the chair of the board, if any;

(b) in the absence of the chair of the board, the president, if any, if the president is a director; or

(c) any other director chosen by the directors if:

(i) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(ii) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(iii) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

Meetings by Telephone or Other Communications Medium

17.4 A director may participate in a meeting of the directors or of any committee of the directors:

(a) in person; or

(b) by telephone or by other communications medium if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other.

A director who participates in a meeting in a manner contemplated by this §17.4 is deemed for all purposes of the Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

Calling of Meetings

17.5 A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

Notice of Meetings

17.6 Other than for meetings held at regular intervals as determined by the directors pursuant to §17.1, 48 hours' notice or such lesser notice as the Chairman in his discretion determines, acting reasonably, is appropriate in any unusual circumstances of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in §23.1 or orally or by telephone.

When Notice Not Required

17.7 It is not necessary to give notice of a meeting of the directors to a director if:

(a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b) the director has waived notice of the meeting.

Meeting Valid Despite Failure to Give Notice

17.8 The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director, does not invalidate any proceedings at that meeting.

Waiver of Notice of Meetings

17.9 Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director. Attendance of a director or alternate director at a meeting of the directors is a waiver of notice of the meeting unless that director or alternate director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Quorum

17.10 The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be a majority of the directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

Validity of Acts Where Appointment Defective

17.11 Subject to the Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

Consent Resolutions in Writing

17.12 A resolution of the directors or of any committee of the directors may be passed without a meeting:

(a) in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(b) in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this §17.12 may be by signed document, fax, email or any other method of transmitting legibly recorded messages. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this §17.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

Part 18

EXECUTIVE AND OTHER COMMITTEES

Appointment and Powers of Executive Committee

18.1 The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(a) the power to fill vacancies in the board of directors;

(b) the power to remove a director;

(c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

Appointment and Powers of Other Committees

18.2 The directors may, by resolution:

(a) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b) delegate to a committee appointed under §(a) any of the directors' powers, except:

(i) the power to fill vacancies in the board of directors;

(ii) the power to remove a director;

(iii) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(iv) the power to appoint or remove officers appointed by the directors; and

(c) make any delegation referred to in §(b) subject to the conditions set out in the resolution or any subsequent directors' resolution.

Obligations of Committees

18.3 Any committee appointed under §18.1 or §18.2, in the exercise of the powers delegated to it, must:

(a) conform to any rules that may from time to time be imposed on it by the directors; and

(b) report every act or thing done in exercise of those powers at such times as the directors may require.

Powers of Board

18.4 The directors may, at any time, with respect to a committee appointed under §18.1 or §18.2:

(a) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(b) terminate the appointment of, or change the membership of, the committee; and

(c) fill vacancies in the committee.

Committee Meetings

18.5 Subject to §18.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under §18.1 or §18.2:

(a) the committee may meet and adjourn as it thinks proper;

(b) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c) a majority of the members of the committee constitutes a quorum of the committee; and

(d) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

Part 19

OFFICERS

Directors May Appoint Officers

19.1 The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

Functions, Duties and Powers of Officers

19.2 The directors may, for each officer:

(a) determine the functions and duties of the officer;

(b) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

Qualifications

19.3 No person may be appointed as an officer unless that person is qualified in accordance with the Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

Remuneration and Terms of Appointment

19.4 All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

Part 20

INDEMNIFICATION

Definitions

20.1 In this Part 20:

(a) "**eligible party**", in relation to a company, means an individual who:

(i) is or was a director, alternate director or officer of the Company;

(ii) is or was a director, alternate director or officer of another corporation

(A) at a time when the corporation is or was an affiliate of the Company, or

(B) at the request of the Company; or

(iii) at the request of the Company, is or was, or holds or held a position equivalent to that of, a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

and includes, except in the definition of "eligible proceeding", and §163(1)(c) and (d) and §165 of the Act, the heirs and personal or other legal representatives of that individual;

(b) "**eligible penalty**" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(c) "**eligible proceeding**" means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director, alternate director or officer of, or holding or having held a position equivalent to that of a director, alternate director or officer of, the Company or an associated corporation

(i) is or may be joined as a party; or

(ii) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(d) "**expenses**" has the meaning set out in the Act and includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding; and

(e) "**proceeding**" includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

Mandatory Indemnification of Eligible Parties

20.2 Subject to the Act, the Company must indemnify each eligible party and the heirs and legal personal representatives of each eligible party against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each eligible party is deemed to have contracted with the Company on the terms of the indemnity contained in this §20.2.

Indemnification of Other Persons

20.3 Subject to any restrictions in the Act, the Company may agree to indemnify and may indemnify any person (including an eligible party) against eligible penalties and pay expenses incurred in connection with the performance of services by that person for the Company.

Authority to Advance Expenses

20.4 The Company may advance expenses to an eligible party to the extent permitted by and in accordance with the Act.

Non-Compliance with Act

20.5 Subject to the Act, the failure of an eligible party of the Company to comply with the Act or these Articles or, if applicable, any former *Companies Act* or former Articles does not, of itself, invalidate any indemnity to which he or she is entitled under this Part 20.

Company May Purchase Insurance

20.6 The Company may purchase and maintain insurance for the benefit of any eligible party (or the heirs or legal personal representatives of any eligible party) against any liability incurred by any eligible party.

Part 21

DIVIDENDS

Payment of Dividends Subject to Special Rights

21.1 The provisions of this Part 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

Declaration of Dividends

21.2 Subject to the Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

No Notice Required

21.3 The directors need not give notice to any shareholder of any declaration under §21.2.

Record Date

21.4 The directors must set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months.

Manner of Paying Dividend

21.5 A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

Settlement of Difficulties

21.6 If any difficulty arises in regard to a distribution under §21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a) set the value for distribution of specific assets;

(b) determine that money in substitution for all or any part of the specific assets to which any shareholders are entitled may be paid to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c) vest any such specific assets in trustees for the persons entitled to the dividend.

When Dividend Payable

21.7 Any dividend may be made payable on such date as is fixed by the directors.

Dividends to be Paid in Accordance with Number of Shares

21.8 All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

Receipt by Joint Shareholders

21.9 If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

Dividend Bears No Interest

21.10 No dividend bears interest against the Company.

Fractional Dividends

21.11 If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

Payment of Dividends

21.12 Any dividend or other distribution payable in money in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address

of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

Capitalization of Retained Earnings or Surplus

21.13 Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

Part 22

ACCOUNTING RECORDS AND AUDITOR

Recording of Financial Affairs

22.1 The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Act.

Inspection of Accounting Records

22.2 Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

Part 23

NOTICES

Method of Giving Notice

23.1 Unless the Act or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the Act or these Articles to be sent by or to a person may be sent by:

(a) mail addressed to the person at the applicable address for that person as follows:

(i) for a record mailed to a shareholder, the shareholder's registered address;

(ii) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the mailing address of the intended recipient;

(b) delivery at the applicable address for that person as follows, addressed to the person:

(i) for a record delivered to a shareholder, the shareholder's registered address;

(ii) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the delivery address of the intended recipient;

(c) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

~~(e) physical delivery to the intended recipient.~~

See next page.

AMENDMENT TO THE ARTICLES APPROVED BY ANNUAL AND SPECIAL MEETING MINUTES ON JUNE 24, 2021

Deemed Receipt of Mailing

23.2 A notice, statement, report or other record that is:

(a) mailed to a person by ordinary mail to the applicable address for that person referred to in §23.1 is deemed to be received by the person to whom it was mailed on the day (Saturdays, Sundays and holidays excepted) following the date of mailing;

(b) faxed to a person to the fax number provided by that person referred to in §23.1 is deemed to be received by the person to whom it was faxed on the day it was faxed; and

(c) emailed to a person to the e-mail address provided by that person referred to in §23.1 is deemed to be received by the person to whom it was e-mailed on the day that it was emailed.

Certificate of Sending

23.3 A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with §23.1 is conclusive evidence of that fact.

Notice to Joint Shareholders

23.4 A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

(e) physical delivery to the intended recipient; and

(f) as otherwise permitted by any securities legislation (together with all regulations and rules made and promulgated thereunder and all administrative policy statements, blanket orders, and rulings, notices, and other administrative directions issued by securities commissions or similar authorities appointed thereunder) in any province or territory of Canada or in the federal jurisdiction of the United States or in any state of the United States that is applicable to the Company.

Notice to Legal Personal Representatives and Trustees

23.5 A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a) mailing the record, addressed to them:

(i) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b) if an address referred to in §(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

Undelivered Notices

23.6 If on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to §23.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

Part 24

SEAL

Who May Attest Seal

24.1 Except as provided in §24.2 and §24.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(a) any two directors;

(b) any officer, together with any director;

(c) if the Company only has one director, that director; or

(d) any one or more directors or officers or persons as may be determined by the directors.

Sealing Copies

24.2 For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite §24.1, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the directors.

Mechanical Reproduction of Seal

24.3 The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and such persons as are authorized under §24.1 to attest the Company's seal may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

Part 25

SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO THE PREFERRED SHARES

25.1 The Preferred shares as a class shall have attached to them the special rights and restrictions specified in this Article.

25.2 The Preferred shares may include one or more series.

25.3 Subject to the Act, the directors may from time to time, by resolution, if none of the Preferred shares of any particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of:

(a) determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

(b) create an identifying name for the shares of that series, or alter any such identifying name;

(c) attach special rights or restrictions to the shares of that series, including, but without limiting or restricting the generality of the foregoing, the rate or amount of dividends (whether cumulative, non-cumulative or partially cumulative), the dates and places of payment thereof, the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof (including redemption after a fixed term or at a premium), conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, restrictions respecting payment of dividends on, or the repayment of capital in respect of, any other shares of the Company and voting rights and restrictions; or alter any such special rights or restrictions; but no such special right or restriction shall contravene the provisions of subclauses 25.4 and 25.5 of this Article.

25.4 The holders of Preferred shares shall be entitled, on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, to receive, before a distribution is made to the holders of Common shares or any other shares of the Company ranking junior to the Preferred shares with respect to repayment of capital on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Preferred share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of Preferred shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Company except as specifically provided in the special rights and restrictions attached to any particular series.

25.5 Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of the Preferred shares by the directors, holders of Preferred shares shall not be entitled, as such, to receive notice of, or to attend or vote at, any general meeting of shareholders of the Company.

Full name and signature of Director	**Date of signing**
(SIGNED) "*Ivan James Bebek*" ____________________ Ivan James Bebek	October 9, 2020